UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

INN OF THE MOUNTAIN GODS RESORT AND CASINO

(Issuer)

Casino Apache

Casino Apache Travel Center

Inn of the Mountain Gods

Ski Apache

(Guarantors)

(Names of Applicants)

287 Carrizo Canyon Road

Mescalero, NM 88340

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.25% Senior Notes due 2023	Up to $101,655,039(1)

Approximate date of proposed offering:

As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	With a copy to:

Frizzell Frizzell, Jr. Chief Operating Officer Inn of the Mountain Gods Resort and Casino 287 Carrizo Canyon Road Mescalero, NM 88340 (575) 464-7777	John D. Wheeler John D. Wheeler & Associates, P.C. 715 E 10th Street Alamogordo, NM 88310 (575) 437-5750

(1)

The actual aggregate principal amount of 9.25% Senior Notes due 2023 to be issued under the Indenture (as defined in this Form T-3) depends upon the aggregate amount of 9.25% Senior Notes due 2023 that are exchanged for 9.25% New Senior 1st-Out Notes due 2020 and 9.25% Senior Notes due 2020 in the Exchange Offers (as defined in this Form T-3) described in Item 2 of this Form T-3. Additional 9.25% Senior Notes due 2023 may be issued under the Indenture (as defined in this Form T-3) from time to time after completion of the Exchange Offers, including in the form of payment in kind interest.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.	General Information

Inn of the Mountain Gods Resort and Casino (the “Company”) is an unincorporated business enterprise of the Apache Tribe of the Mescalero Reservation, a federally recognized Indian tribe (the “Tribe”). The Company was established April 30, 2003 by the Tribe and manages and owns all resort, hotel and gaming enterprises of the Tribe, including the Inn of the Mountain Gods Resort and Casino, a gaming, hotel and resort complex opened on March 15, 2005, and its wholly-owned unincorporated tribal business enterprises Casino Apache, Casino Apache Travel Center, Inn of the Mountain Gods and Ski Apache.

Casino Apache, Casino Apache Travel Center, Inn of the Mountain Gods and Ski Apache are herein collectively referred to as the “Guarantors.” The Company and the Guarantors are herein collectively referred to as the “Applicants.”

2.	Securities Act Exemption Applicable

The Company is offering to each holder (each a “Holder” and, collectively, the “Holders”) of its outstanding 9.25% New Senior 1st-Out Notes due 2020 (the “New 2020 Notes”) issued under the Indenture dated as of July 17, 2018, among the Company, the Guarantors, the Tribe and UMB Bank, N.A., as trustee (as amended from time to time, the “New 2020 Notes Indenture”) and its outstanding 9.25% Senior Notes due 2020 (the “Original 2020 1st-Out Notes” and, together with the New 2020 Notes, the “2020 Notes”) issued under the Indenture dated as of February 9, 2011, among the Company, the Guarantors, the Tribe and UMB Bank, N.A., as trustee (as amended from time to time, the “Original 2020 Notes Indenture”) to exchange (the “Exchange Offers”) the 2020 Notes validly tendered (and not validly withdrawn) by such Holder and accepted by the Company for:

(a)

if the Company receives the net proceeds of certain additional funds (the “New Borrowings”) on the Settlement Date (as defined below) pursuant to an Amended and Restated Loan Agreement (as further described in the Offering Memorandum (defined below)), (1) an amount of cash equal to the product of (A) the net proceeds of the New Borrowings received by the Company multiplied by (B) a ratio the numerator of which is the aggregate principal amount 2020 Notes tendered by such Holder and the denominator of which is the aggregate principal amount of 2020 Notes tendered by all Holders and (2) an aggregate principal amount of the Company’s newly issued 9.25% Senior Notes due 2023 (the “2023 Notes”) equal to 101% of the sum of (A) the aggregate principal amount of 2020 Notes tendered by such Holder plus the aggregate accrued and unpaid interest thereon to but excluding the Settlement Date less (B) the amount of cash to be received by such Holder pursuant to clause (1) above, in each case excluding any interest payable under the New 2020 Notes Indenture or the Original 2020 Notes Indenture on overdue principal in excess of the stated interest rate on the 2020 Notes or on overdue interest; and

(b)

if the Company does not receive the net proceeds of the New Borrowings on the Settlement Date, an aggregate principal amount of 2023 Notes equal to 101% of the aggregate principal amount of the 2020 Notes tendered by such Holder plus the amount of accrued and unpaid interest thereon to but excluding the Settlement Date, in each case excluding any interest payable under the New 2020 Notes Indenture or the Original 2020 Notes Indenture on overdue principal in excess of the stated interest rate on the 2020 Notes or on overdue interest.

Participating Holders will not receive any payment on or with respect to the 2020 Notes other than the consideration described in clauses (a) and (b) above, as applicable (the “Consideration”).

The “Settlement Date” in respect of any 2020 Notes that are validly tendered (and not validly withdrawn) at or prior to the expiration date of the Exchange Offers (the “Expiration Date”) and that are accepted by the Company will be promptly after the Expiration Date. Interest on the 2023 Notes will accrue from the date of issuance of the 2023 Notes.

The 2023 Notes will be issued under an Indenture (the “Indenture”) to be entered into among the Company, the Guarantors, the Tribe and UMB Bank, N.A., as trustee (the “Trustee”).

The Exchange Offers are being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended, which provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The Exchange Offers will be made only to existing Holders of the 2020 Notes and there have not been, and the Applicants do not intend for there to be, any sales of securities of the same class as the 2023 Notes by the Applicants or by or through an underwriter at or about the same time as the Exchange Offers. No commission or other remuneration has been or will be paid directly or indirectly for soliciting exchanges pursuant to the Exchange Offers. The Company will pay the customary fees and expenses of legal advisors for the provision of legal services as well as the customary fees and expenses of the exchange agent, information agent and tabulation agent for the Exchange Offers. No cash or non-cash consideration other than surrender of the 2020 Notes to be exchanged has been or will be required to be paid by the Holders of the 2020 Notes to participate in the Exchange Offers.

The foregoing summary of the terms of the Exchange Offers does not purport to be complete, and is subject to and qualified in its entirety by the full description of the terms and the conditions of the Exchange Offers contained in the Offering Memorandum and Consent Solicitation Statement, dated November 18, 2020 and filed as Exhibit T3E hereto (the “Offering Memorandum”). Capitalized terms used but not defined herein have the meanings assigned to them in the Offering Memorandum.

AFFILIATIONS

3.	Affiliates

The Company and the Guarantors are wholly-owned unincorporated business enterprises of the Tribe and, accordingly, are affiliates of each other and of the Tribe. Because the Company and the Guarantors do not have outstanding voting securities, they do not have any affiliates who control them by virtue of ownership of voting securities.

The Tribe is a federally recognized Indian tribe. The Indian Reorganization Act of 1934 and subsequent federal legislation govern the relationship between the Tribe and the United States government. The Tribe operates under a constitution approved by the United States Secretary of the Interior on March 25, 1936, revised on January 12, 1965, and amended on May 31, 1985.

In accordance with its constitution, the Tribe is governed by and enacts laws through ordinances and resolutions of the Mescalero Apache Tribal Council (the “Tribal Council”), which is comprised of a President, Vice President and eight Council Members, each of whom is elected by a majority vote of the eligible adult enrolled members of the Tribe. The Tribal Council has the power, by ordinance, to establish the principles and policies governing the operation and control of all enterprises of the Tribe. The Tribal Executive Committee (consisting of the President of the Tribe who serves as Chairperson, Vice President, Secretary, and Treasurer of the Tribe) has responsibility for oversight of all business activities on behalf of the Tribal Council.

The Company is governed by a Management Board comprised of 12 members, including the four members of the Tribal Executive Committee, the remaining six Tribal Council Members, the Chief Operating and Financial Officers of the Company, and at least one, and up to three, independent members.

For purposes of this Application, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” below.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table sets forth the name and office of all directors and executive officers of the Company as of the date hereof.

Name	Position
Robert G. Aguilar	Management Board Member, (Chairperson) President of the Tribe
Edward Martinez	Management Board Member, Vice President of the Tribe
Dawn Hosetosavit	Management Board Member, Secretary of the Tribe
Alfred Lapaz	Management Board Member, Treasurer of the Tribe
Sandra Platero	Management Board Member
Fernando Rocha	Management Board Member
Dorlynn Simmons	Management Board Member
Bernalyn Via	Management Board Member
Larry Brusuelas.	Management Board Member
Dr. James Miller	Management Board Member
Frizzell Frizzell, Jr.	Chief Operating Officer, Management Board Member
Elena Artiaga	Chief Financial Officer, Management Board Member

The Guarantors are overseen by the Company’s Management Board comprised of the directors or executive officers of the Company listed above. The Guarantors do not have directors or executive officers of their own.

The mailing address for the Company’s directors and executive officers is c/o Inn of the Mountain Gods Resort and Casino, 287 Carrizo Canyon Road, Mescalero, NM 88340.

5.	Principal Owners of Voting Securities

This item is inapplicable as the Company and the Guarantors do not have any outstanding voting securities.

UNDERWRITERS

6.	Underwriters

(a)    No person has acted as an underwriter of any securities of the Applicants which were outstanding on the date of the filing of this application within three years prior to the date of filing of this application.

(b)     The Applicants have not, and will not, engage underwriters in connection with the 2023 Notes to be issued pursuant to the Exchange Offers.

CAPITAL SECURITIES

7.	Capitalization

(a)	As of November 18, 2020, the Company had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
New 2020 Notes and Original 1st-Out Notes	97,824,184	97,824,184	(1)
Senior PIK Notes due 2020	90,144	90,144
12% Senior PIK Notes due 2010	421,897	421,897

(1)	Amount outstanding prior to completion of the Exchange Offers.

(b)	None of the Company’s outstanding securities confer voting rights.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The 2023 Notes will be issued under the Indenture to be entered into among the Company, the Guarantors, the Tribe and the Trustee.

The following analysis, which is required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended, is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is included as Exhibit T3C hereto and incorporated by reference herein. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture. Section and article references refer to sections and articles in the Indenture unless otherwise indicated.

Events of Default

Each of the following is an “Event of Default” with respect to the 2023 Notes under the Indenture:

(1)    default for 30 days in the payment when due of interest, including any PIK Interest, on the 2023 Notes;

(2)    default in payment when due of the principal of or premium, if any, on 2023 Notes;

(3)    failure by (a) the Company to comply with the provisions of Section 4.13 (Asset Sales), 4.16 (Offer to Repurchase Upon Change of Control) or 4.35 (Events of Loss) or (b) the Company or any Guarantor to comply with the provisions described under Section 4.08 (Deposit and Disbursement of Revenues) or 6.01 (Merger, Consolidation, or Sale of Assets);

(4)    failure by the Company or any of the Restricted Subsidiaries to comply for (a) 30 days after notice with the provisions described under Section 4.03 (Reports), 4.07 (Interest Reserve Account), 4.09 (Restricted Payments) or 4.11 (Incurrence of Indebtedness and Issuance of Disqualified Stock) or (b) 60 days after notice with any of the other agreements in the Indenture or the 2023 Notes (other than a default set forth in clauses (1), (2), (3) or (4)(a) of Section 7.01 (Events of Default));

(5)    default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of the Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the date of the Indenture, if that default:

(a)    is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)    results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2.0 million or more; provided, however, that a default under the New 2020 Notes Documents, the Original 2020 Notes Documents or the 2010 Notes Documents shall not constitute an Event of Default under this clause (5);

(6)    failure by the Company or any of the Restricted Subsidiaries to pay final judgments in amounts not covered by insurance or not adequately reserved for in accordance with GAAP aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed (by reason of pending appeal or otherwise) for a period of 60 days; provided, however, that judgments with respect to the New 2020 Notes Documents, the Original 2020 Notes Documents or the 2010 Notes Documents shall not constitute an Event of Default under this clause (6);

(7)    certain events of bankruptcy or insolvency with respect to the Company or any of the Guarantors;

(8)    any of the 2023 Notes Collateral Documents shall cease, for any reason (other than pursuant to the terms thereof), to be in full force and effect, or the Company or a Guarantor shall so assert, or any security interest created, or purported to be created, by any of the 2023 Notes Collateral Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby;

(9)    any representation or warranty made by the Company or a Guarantor in any 2023 Notes Collateral Document or that is contained in any certificate, document or financial or other statement furnished by the Company or a Guarantor at any time under or in connection with any such 2023 Notes Collateral Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made;

(10)    any breach of any agreement in the 2023 Notes Collateral Documents and the expiration of any applicable grace period set forth therein or the repudiation by the Company or any Guarantor of any of its obligations under the 2023 Notes Collateral Documents or the unenforceability of the 2023 Notes Collateral Documents against the Company or any Guarantor for any reason;

(11)    any representation or warranty made by the Company or the Tribe in the Representation Letter shall prove to have been inaccurate in any material respect on or as of the date made;

(12)    revocation, termination, suspension or other cessation of effectiveness of any Gaming License, which results in the cessation or suspension of a material portion of the Gaming operations for a period of more than 90 consecutive days at the Resort Property;

(13)    failure by the Tribe to comply with the provisions described under Section 5.01 (Covenants of the Tribe) for 45 days after notice to comply; and

(14)    the Tribe ceases to be recognized (a) by the United States as an Indian tribe as defined in IGRA or (b) as an Indian tribal government pursuant to Section 7871 of the Internal Revenue Code of 1986, as amended.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any of the Restricted Subsidiaries, all outstanding 2023 Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing with respect to the 2023 Notes, the Trustee or the holders of at least 25% in principal amount of the then outstanding 2023 Notes may declare all the 2023 Notes to be due and payable immediately.

Following an Event of Default (other than an Event of Default described in clause (7) of the definition of “Events of Default”), and only until the holders of at least 25% in principal amount of the then outstanding 2023 Notes direct the Trustee to direct the Collateral Agent to cease the disbursement of funds in the Deposit Accounts to pay or fund the payment of any amount set forth on the most recent Operating and CapEx Budget that has been submitted to the Trustee, the Collateral Agent will not prohibit funds in the Deposit Accounts from being disbursed to the Company to pay or fund the payment of any amount set forth on such Operating and CapEx Budget or to pay Monthly Service Payments or Permitted Tax Payments.

The Trustee may withhold from holders of the 2023 Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal of or premium, if any, or interest on such 2023 Notes) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the 2023 Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the 2023 Notes rescind an acceleration of payment or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium (if any) on, or the principal of, the 2023 Notes.

Execution and Authentication; Application of Proceeds

One Officer must sign the 2023 Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a 2023 Note no longer holds that office at the time a 2023 Note is authenticated, such 2023 Note will nevertheless be valid. A 2023 Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the 2023 Note has been authenticated under the Indenture.

The Trustee will, upon receipt of an Authentication Order and an Officer’s Certificate and Opinion of Counsel pursuant to Section 14.04 (Certificate and Opinion as to Conditions Precedent), (a) authenticate 2023 Notes for original issue that may be validly issued under the Indenture, including any PIK Notes and Additional Notes and/or (b) increase the principal amount of any Global Note as a result of a PIK Payment. The aggregate principal amount of 2023 Notes outstanding at any time may not exceed the aggregate principal amount of 2023 Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 (Replacement 2023 Notes) and except as a result of any increase in the principal amount of Global Notes pursuant to the terms thereof.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate 2023 Notes. An authenticating agent may authenticate 2023 Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

The Exchange Offers will not result in any proceeds to the Company.

Termination of Guaranty

The 2023 Notes Guarantee of a Guarantor will be released:

(1)    in connection with the sale or other disposition of all or substantially all of the assets of such Guarantor, if the sale or disposition does not violate Section 4.13 (Asset Sales) or any other term;

(2)    in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.13 (Asset Sales);

(3)    if the Company designates such Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.20 (Designation of Restricted and Unrestricted Subsidiaries); or

(4)    upon legal defeasance in accordance with Article 9 (Legal Defeasance and Covenant Defeasance) or satisfaction and discharge of the Indenture in accordance with Article 13 (Satisfaction and Discharge).

Release of Collateral

The 2023 Notes will have second priority Liens on substantially all of the assets of the Company and the Guarantors. Upon the full and final payment and performance of all Obligations of the Company and the Guarantors under the Indenture, the 2023 Notes and the 2023 Notes Guarantees, the Liens granted to secure the obligations of the Company and the Guarantors under the Indenture, the 2023 Notes and the 2023 Notes Guarantees will be released. In addition, the Collateral Agent will release from the Lien created by the Indenture and the 2023 Notes Collateral Documents:

(1)    Collateral that is sold, transferred, disbursed or otherwise disposed of to the extent such sale, transfer, disbursement or disposition is not in violation of the provisions of the Indenture (including, without limitation, pursuant to an Asset Sale or Event of Loss); provided that any products or proceeds received by the Company or a Guarantor in respect of the Collateral so sold, transferred, disbursed or otherwise disposed of shall continue to constitute Collateral to the extent required by the Indenture and the 2023 Notes Collateral Documents;

(2)    the Lien on the property and assets of a Guarantor upon the release of such Guarantor from its 2023 Notes Guarantee in accordance with the terms of the Indenture;

(3)    any Lien on any property or asset of the Company or a Guarantor that is or becomes an Excluded Asset;

(4)    Collateral that is released with the consent of the Holders of the 2023 Notes as set forth under Article 10 (Amendment, Supplement and Waiver); and

(5)    all Collateral upon legal or covenant defeasance pursuant to the provisions set forth under Article 9 (Legal Defeasance and Covenant Defeasance) or discharge of the Indenture in accordance with the provisions set forth under Article 13 (Satisfaction and Discharge); provided that the funds deposited with the Trustee, in trust, for the benefit of the Holders of the 2023 Notes as required by such provisions shall not be released other than in accordance with such provisions.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all 2023 Notes issued thereunder, when:

(1)    either:

(a)    all 2023 Notes that have been authenticated, except lost, stolen or destroyed 2023 Notes that have been replaced or paid and 2023 Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)    all 2023 Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the 2023 Notes not delivered to the Trustee for cancellation for principal and premium, if any, and accrued interest to the date of maturity or redemption;

(2)    no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the entering into of customary documentation in connection therewith, including agreements granting Liens to secure such Indebtedness) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)    the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)    the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the 2023 Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officer’s certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence as to Compliance with Conditions and Covenants

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the 2023 Notes Collateral Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the 2023 Notes Collateral Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or the 2023 Notes Collateral Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the 2023 Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03 (Reports) shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that there has been a violation of any provisions of Article 4 (Company Covenants), Article 5 (Covenants of the Tribe) or Article 6 (Successors) or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

So long as any of the 2023 Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

The Company’s obligations with respect to the 2023 Notes will be guaranteed by the Guarantors, each of which is a wholly-owned unincorporated tribal business enterprise of the Company. The mailing address for each of the Guarantors is c/o Inn of the Mountain Gods Resort and Casino, 287 Carrizo Canyon Road, Mescalero, NM 88340.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises —

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of UMB Bank, N.A., as Trustee, under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A*	Mescalero Apache Tribe Resolutions 03-05, 03-28 and 03-29 establishing and governing the Inn of the Mountain Gods Resort and Casino adopted and approved April 2, 2003, July 15, 2003 and July 15, 2003, respectively.

Exhibit T3B*	Charter of the Management Board of IMG Resort and Casino.

Exhibit T3C*	Form of Indenture.

Exhibit T3D	Not applicable.

Exhibit T3E*	Offering Memorandum and Consent Solicitation Statement, dated November 18, 2020.

Exhibit T3F*	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Mescalero, State of New Mexico, on November 18, 2020.

INN OF THE MOUNTAIN GODS RESORT AND CASINO

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

CASINO APACHE

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

CASINO APACHE TRAVEL CENTER

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

INN OF THE MOUNTAIN GODS

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer

SKI APACHE

By:	/s/ Frizzell J. Frizzell Jr.
Name:	Frizzell J. Frizzell Jr.
Title:	Chief Operating Officer